UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

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Commission File Number: 001-33840

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WSP HOLDINGS LIMITED

No. 38 Zhujiang Road

Xinqu, Wuxi,

Jiangsu Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ___X____          Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 WSP HOLDINGS LIMITED

                 By:

/s/ Longhua Piao

                 Name: Longhua Piao

                 Title: Chairman and Chief Executive Officer

Date: November 25, 2009

Exhibit Index

Exhibit No.	Description______________________________________________
99.1	Press Release
99.2	Press Release